

19003117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2018   AND ENDING   12/31/2018

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAF Financial Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

902 Broadway - Suite 1611
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins   (603) 216-8933

                                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Rafay H. Farooqui_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____SAF Financial Securities LLC_____ , as of _____December 31, 2018_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
Title

_____
Notary Public

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAF Financial Securities LLC

Index
December 31, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of SAF Financial Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAF Financial Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, NY
February 20, 2019

SAF FINANCIAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS

Cash and cash equivalents	$	123,760
RBC clearing deposit		50,000
Receivable from RBC		6,592
Prepaid expenses		3,595
Deposit		4,600
TOTAL ASSETS	$	188,547

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	9,901
Due to Parent		9,384
TOTAL LIABILITIES		19,285
MEMBER'S EQUITY		169,262
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	188,547

The accompanying notes are an integral part of these financial statements.

SAF FINANCIAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Business

SAF Financial Securities LLC (the "Company") through its affiliate's sponsors, offer, and operate an alternative fund platform (the "SAF Platform") as a SaaS (software-as-a-service) to fund managers and fund investors. The Company provides brokerage execution to institutional customers. It operates out of one office in New York City, NY. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is wholly owned by Strategic Alternative Funds Group, LLC (the "Parent"), a holding company located in New York City, NY.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact to the Company's opening retained earnings. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The guidance requires an entity to follow a five step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company earns commission revenue as an introducing broker for the transactions of its customers. The Company recognizes commission revenue at a point in time, on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant action which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade.

2. Summary of Significant Accounting Policies – continued

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018 the receivable balance was $0. At December 31, 2018, there were receivables of $6,592 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contact assets or liabilities at January 1, 2018 or December 31, 2018.

Disaggregated Revenue

All of the Company's revenues for the year ended December 31, 2018 were from commission revenue earned as an introducing broker.

Cash and cash equivalents

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for any NYC UBT tax expense.

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2018.

3. **Transactions with Related Parties**

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides accounting, administrative, office space, human resources and other services. During the period ended December 31, 2018, the Company, pursuant to the Expense Sharing Agreement, incurred $14,320 of expenses, included in the accompanying statement of operations. At December 31, 2018, the Company owes the Parent $9,384 that is included as a liability in the accompanying statement of financial condition.

4. **Deposit with Clearing Broker**

The Company maintains a clearing deposit with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $50,000.

5. **Receivable from Clearing Broker**

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2018, the amount due from its current clearing broker was $6,592.

6. **Regulatory Requirements**

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $50,000 or 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $161,067 that exceeded the required net capital of by $111,067. The Company's ratio of aggregated indebtedness to net capital was .12 to 1 at December 31, 2018.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that the Company does not hold funds or securities for customers.

7. **Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management has evaluated and deemed there will be no effect.

8. **Adjustments to Opening Member's Equity**

The adjustment to opening member's equity is to properly reflect an accrual for an expense that relates to the year ended December 31, 2017 that was not accrued for as of December 31, 2017. This adjustment had no material effect on the prior years computation of net capital.

9. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 through February 20, 2019, the date the financial statements were available for issuance and determined that there are no material events that would require additional disclosure in the Company's financial statements.